Filed by Sterling Bancorp

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hudson Valley Holding Corp.
(Commission File No. 001-34453)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  A transcript of a public conference call hosted by Sterling.

<<Jack L. Kopnisky, President & Chief Executive Officer>>

So good morning everyone. Welcome to our Investor Day. What we really want to do is present a couple of things. So, we are going to take you through what Sterling looks like today. We will take you through our strategy and the expected outcomes. And then we’ll take you through the deal that we are just announced to merge with Hudson Valley Holding Corp.

We have a bunch of presenters today. Just to introduce some folks in the room. Rodney Whitwell is our Chief Operating Officer; he is going to present after me. He will take you through the strategy. Jim Peoples is our Chief Banking Officer; he will take you through the business side of it, and Luis Massiani is our CFO and he will take you through the Hudson Valley deal. Any time you want to ask questions, just lift your hands and let’s go from there. We will also have a Q&A at the end.

We also have Dale Fredston, who is our General Counsel. She is actually going to keep us all out of trouble. And Branko Djapic is our Head of Finance and he has done a lot of the modeling and done a great job for us in building the models and the future for the company.

So, we’ll take you through a presentation. Probably the best way to start is to tell you that everything that we have done in, as we came into what was then Provident Bank in July of 2011, is around creating positive offering leverage.

It’s a simple concept, right; it’s growing revenues at two to three times the growth of expenses. But as you know, banks don’t always think of things in that way. So, we started off the process by looking at a cost structure of the original Provident Bank in 2011 and early 2012. We created a unique model for delivery, this team-based model that Jim will take you through.

And then we’ve made a couple of acquisitions in addition to the organic growth that we have realized, and in a flat interest rate environment it has enabled us to continue to create a bigger and bigger gap between revenue growth and expense modification. So everything that we have done, and frankly, every decision we make from a financial standpoint, is around creating that positive operating leverage; so growing revenue at a multiple of the expense growth.

We try to think through every decision we make in allocating and reallocating costs in the company, every decision we make about lines of business, every decision we make around acquisitions, or moving into new areas in Metro New York, is driven by the case that we are trying to create this positive operating leverage.

Now, let me take you through the slides. And again, the handouts are at your places. So, we’ve created a leading mid-sized regional bank. We don’t view ourselves as a community bank; we view ourselves as a regional bank — and I’ll talk about this in a second. We are very focused on certain segments, predominantly the small and middle market business segment.

We view ourselves as more of a business bank than a consumer bank. We have wonderful consumer clients and we’ll continue to have wonderful consumer clients, but where we allocate our capital is more on the small and middle market business side. Our view is that you cannot be in banking all things to all people. You have to focus on certain segments where you create value and where you can make a difference. And this is the segment where we think we can make a great difference.

We do have a successful track record of merger activity. Several years ago we — the first acquisition, we bought about a $400 million bank; it was located in the city, called Gotham Bank. But we then moved on to legacy Sterling Bank a year later, and now we just announced the Hudson Valley Holding Company.

As you know, Provident Bank, the original bank, was a suburban bank located predominantly in Rockland and Orange County, but the deals that we are doing and the allocations of capital are in teams. We’ve moved more to Westchester County, the city, the boroughs, the island, northern New Jersey is where we’ve allocated more of our capital and more of our focus.

This is a top ten position in terms of regional banks. The assets are $7.3 billion, loans are $4.8 billion and deposits are $5.3 billion.

The Hudson Valley deal that Luis will take you through, again, takes us well over the $10 billion asset mark. We have established an infrastructure for growth. So, we’ve really rebuilt the whole infrastructure of what was the original bank, even from an operating system standpoint so that we would be able to create the type of organization and company that we have today and will have even further in the future.

The balance sheet is very diversified, both on the loan and the deposit side. I would tell you that we look much more like a regional bank — a larger regional bank than we ever would on the community bank; very diversified between C&I and commercial real estate and very diverse in terms of low-cost, long term, sticky, predominantly demand deposits and money market deposit-driven liability side of the balance sheet. We have 21 commercial relationship teams. By the way, that number will be 25 or 26 after the Hudson Valley deal as we add more teams. And we have 32 financial centers.

So the path that we have taken and will continue to take relative to high performance is around these four points. So, this is a unique franchise so there is no greater market in the United States in my view than Metro New York. It has some 12% of all middle market companies in Metro New York. It has the greatest level of wealth and obviously population in the country. So, this is a very attractive market which we’ve created a very attractive franchise within.

Secondly, as I said, we have a very diverse product set. So, we offer everything from — on the loan side, from asset-based lending, to factoring, to payroll finance, to warehouse, to equipment, to traditional middle-market C&I, to owner and non-owner CRE, and some degrees of multi-family in addition to mortgage products and consumer products.

On the liability side, as I said, very good division between demand deposits, money market deposit savings and a fairly smaller amount of certificates of deposits and a very low amount of broker deposits.

We’ll take you again through the team-based model, but the distribution through this team-based system is unique. There aren’t very many banks that have been able to create this true team-based model which is a one stop shop. The relationship teams have a P&L that they are managed against. It creates the type of behavior to create all relationships with those clients.

So the team-based strategy and structure is unique. You can drive higher levels of productivity and performance. And the productivity and performance is related to the same things that we all want as investor, which is how you drive the earnings rather than just volume.

Fourth is, we have very strong momentum of earnings and profitability ratio. So, for this quarter we got to 1.06% on assets — return on average tangible assets, 13.8% on return on average tangible equity, about a 55% efficiency ratio. And those are doubles and triples of what those ratios were just several years ago.

We do believe that we’ve been effective at execution. So at the end of the day, and frankly if you notice, at the end of every call that I do I talk about execution; because the strategies are all wonderful and fantastic, but at the end of the day what you do and — what you say and then what you do is what counts.

So we’ve been very good about executing against both the strategy and the integration of the mergers. We had outlined that it would take about two years for us to integrate the Sterling acquisition; in essence we’re done in about 15 months. We still have a couple more things to do, but the vast majority of the integration is well past us.

The revenue opportunities in this market are significant; part of that is, the market share leaders are the large banks. So, they are the Citi’s and the Chase’s, and for the segment that we focus on it is more difficult for them to be nimble in going after that segment. So we have a lot of opportunities here; there is a lot of growth in these markets. I kind of ignore the view that — when people say, isn’t competition tough? Competition every year of my career has been tough; there are always opportunities out there and there are especially opportunities in this marketplace.

We do have a sharp focus on driving shareholder value. We’ll show you a slide that shows you from 9/30 of 2011 market cap of the company was about $220 million and the price of stock was a little over $5. The market cap today is about $1.10 billion and the price of stock is just a tad under $14.

So we have been very aggressive about delivering shareholder value. We have strong credit quality. We’ve taken these companies that has some segments that weren’t performing and moved very quickly and very deliberately to improve credit quality and we have solid levels of capital.

And as I said, it is about the execution. So you all go through tons of these presentations and everybody talks about the wonderful strategies; it’s what you do that matters. So, we have a very sharp focus on living up to what you say you’re going to do; we’ve a very strong system of performance incentives. And it’s not an easy system to work in because it is a very literal straightforward system. So one of the things Jim and I have to do after this meeting is we are going to go through the performance of all the teams, and there are a couple teams that need to improve their performance; there are a couple teams that frankly are knocking the lights out.

So this slide shows last quarter, the earnings reconcilement. We ended up for the quarter, at $0.22 versus the prior quarter of $0.19, so we had about a 16% increase in earnings per share linked quarter over linked quarter. You can see the returns that I just mentioned, the 1.06% on assets, the 13.8% on equity, the 55% on efficiency. And Luis has taken you through the reconcilement of these areas.

We manage by the core numbers, since as a result of the acquisitions there are GAAP numbers that included all the necessary charges. And again, we’ll take you through further detail on — this is the diversity of the balance sheet; 38% of the loan book is commercial real estate, 44% is many varieties of commercial and industrial loans, 12% is residential and decreasing level of consumer and ADC.

This mix is what we want the ultimate mix to look like; we want a good balance between commercial real estate and C&I loans kind of in that 50-50 range. This is a preferable mix because of the returns that you get out of C&I versus CRE loans, and frankly the ability to create more asset sensitivity in the C&I side of it.

And again, you can see the deposit composition. The $5.3 billion at 19 basis points cost of funds is a very strong, sticky deposit base. Again, nominal levels; 10% of CDs and other types of funding sources at a very preferable rate.

We have good, solid levels of fee income. It’s probably the area that I’m most disappointed in though. We haven’t grown the fee income. So, 17% of our total revenues and fee income, that’s a strong level relative to other banks. But we expect that to be 20% or over. So, the good news for us is, the net interest income keeps on growing so that it makes that number more difficult to attain. The opportunity though is to grow the fee income. It’s primarily in the accounts receivable management and the service charge area, service charge meaning more cash management.

Those are the two areas that have the highest fee generating opportunity — some opportunity in wealth management, but those are by far the two highest. The mortgage business is very volatile; we’re trying to take the volatility out of the mortgage business by the nature of how we’re structuring the teams now and into the future. But our expectation is that the non-interest income levels achieve 20% of the total revenue side.

You can see the operating leverage piece of this and what we’re trying to do. So last quarter revenue was up about 2% and expenses were down about 4%. Prior quarter, I think revenue was up about 6.5% and expenses were flat.

We’re constantly trying to tweak this metric so that we always are driving that positive operating leverage ratio in a meaningful way. So there will be times when we invest expense dollars to gain higher levels of revenue. There are times when we will significantly contract the expense levels because the revenue opportunities aren’t being realized as apparently. So that’s how in our view you build shareholder value; you do it by creating that balance time after time, quarter-after-quarter — frankly decision-after-decision as we go forward.

Credit quality has continued to improve. You could see, our charge-offs have come down to about 9 basis points. We — our non-performing assets, the total assets of — have improved, the criticized, classified and standard and doubtful and non-accruals have continued to improve over time. Again, we keep on rationing that down and trying to aggressively exit relationships that are causing us trouble.

This is the transformation slide that I mentioned. So we came on board around the third calendar quarter of 2011. So we’ve basically taken a company that had $3.1 billion in assets that was making $8 million in that particular year, low ROAs, return on average tangible assets and return on average tangible equity of those numbers, market capital of $220 million and stock price of $5.82, to a company some three years later that had $7.3 billion in assets, the core net income of $57 million-$58 million for the year, the return on average tangible assets of 91 basis points and equity of a little under 12% and the market cap of over $1 billion and the stock price of $12.79 as of that date.

As I said, you know where we’re at today. So, we’ve made strong movements to transform this company into a very professional, very focused, very execution-driven organization that we think there is a lot of value in this franchise.

So, we’re excited about the future. There is a lot of opportunity that we have in this market and that we have created by the nature of this model. So what we’ll do is, we’ll take you through kind of the strategic underpinnings of what our strategy has been. By the way, our strategy hasn’t changed much since day one. This is the original strategy that we came to begin with. Again, we just have intensified our levels of execution along the way.

So with that I’ll introduce you to Rodney Whitwell. He is our Chief Operating Officer and he will take you through our strategy. Rodney?

<<Rodney Whitwell, Chief Operating Officer>>

Good morning everyone. I am Chief Operating Officer of the company and I oversee a number of, the functional back office, the infrastructure of the organization and I joined in 2011 too.

As Jack said, we have a cultural emphasis and an operating focus on execution. And we believe firmly that the basis for that is setting a strategy that works and sticking with it. So we’re enabling the ability to focus on strong execution by a known and an understood strategy that we think makes a lot of sense for us and does not bounce around from year-to-year. That said, obviously we tweak it and refine it and enhance it as we go forward and market conditions change.

You can see here, the mission of the organization is really very focused on outperforming our competition with a particular emphasis on specific market segments, the small to medium size businesses and we do that through what we believe is a very unique service proposition to our customers.

We have very specific performance objectives that we maintain which you can see here; earnings grow 10% plus, our ROE and ROA 12% plus, 1% plus respectively, the operating leverage of 2x to 3x that Jack talked about in some of his introductory comments, and then a very low efficiency ratio in the 55% range.

We are really focused on creating this high-performing regional bank in the Greater New York market. I’m going to take you through a few slides that kind of underpin that statement that this is a great market for this particular segment.

The strategy that we’ve put together is engineered fundamentally to drive sustainable organic growth — and that’s our focus. We will be talking a little bit later — Luis will be about the announced transaction. And we have done a couple of successful transactions in the past, but if you strip those out, the business model that we have built, the strategy that we are executing against is designed to generate strong organic growth.

So how do we compete? We compete by focusing on specific segments with a very clear value proposition. And behind the scenes we drive for a very highly efficient and effective operational platform that allows us to deliver great service to our clients.

These principles have been in place now for several years. They drive everything that we do. We have not changed them. And everything that we put into place from a tactical standpoint, from an initiative standpoint maps to one or more of these strategic principles, and it’s very important to us that everyone in the company, particularly everyone in the management structure understand what these principles are.

Firstly, selectively focus on specific segments. We are firm believers in segmentation and the principles behind segmentation. The key principles of segmentation that we think are very, very critical is to identify where there is a meaningful opportunity, a competitive gap; there has to be fundamental sizing in that segment, and perhaps most importantly you align everything that you do in the company against serving that particular segment well.

Many of our competitors we believe are too spread out, too diversified, too distracted trying to serve multiple segments. So, the principle of segment management, segment focus is endemic to everything that we do. We prioritize relationships over transactions. So, our value proposition is a service-based delivery model, and therefore we look at total relationships when we make client-specific decisions, when we engineer the products and the processes that operate the bank. We don’t look at specific transactions in isolation; we look at them in a broader context.

The single point of delivery, the team-based delivery model — a couple of us will talk about that today, Jim will take you through it in more detail — is if you will, the secret sauce to our value proposition, organizing us — delivery model around teams that are assigned a book of business and deliver the entirety of the bank to the client. This is in contrast to what you see in many other organizations, where that delivery model is fractured across different business units and it creates dissonance in the relationship. We think this is a very powerful methodology for delivering our value proposition to our customers.

Partnering and outsourcing; so, from an operational standpoint, we want to own those pieces of the value chain that we can control — or are almost meaningful to our clients. Those parts of the value chain that are commodity-like in nature, we will partner and we will outsource to vendors to help us with. And there are a lot of things from IT in operations, which are frankly commodity businesses we can’t be very good at, we can’t achieve economy as a scale in that we will partner with other companies. Mortgage servicing is kind of the classic example that we always like to use as an example to that.

We drive very high performance execution-driven corporate culture. And I will take you through a slide that talks a little bit more about that. It’s about how you recruit and retain the right kind of people and how we manage them, how with the underpinning culture that we celebrate and we are driving the company.

Risk management is very, very important from an operating standpoint. If that isn’t reason alone, we are expected to from a regulatory standpoint have very robust risk management systems, and we have over the last three years and will continue to invest in all aspects of risk management and make sure that we have the right kind of technology and control programs in place to understand, manage and measure risk in those eight dimensions.

And then finally, the last principle is investing in technology where it makes the more sense to drive efficiency. So we think about technology in terms of efficiencies to help us drive operating leverage, as well as to enhance the client experience. So ultimately if we can get this technology that makes it a better banking experience then we will make sure we do that.

That concept has to be married to number four, which is partner and outsource where possible. We are not in a business of building a lot of technology, so we don’t create a lot this bulk technology capabilities, but we do look to make investments where it makes a difference.

So I’m going to take you through each of these principles in a little bit more detail in the following slides.

Select Market Segments; this heat map shows you the number of businesses in our target segment in the Greater New York area. As Jack referenced, it is probably the single-best — it is the single-best market in the nation for this type of segment. The heat map shows you the density; quite a number of businesses in the different counties in our trade area. Not surprisingly it’s concentrated around the city. And as we have gone forward in executing on our strategic plan, we have made investments consciously in delivery and capabilities in those geographies where we see the greatest concentration of opportunity. And you can see the number on the top right of this slide, 60,000 or so businesses in this target market. It’s a huge opportunity for us.

From a deposit standpoint, on the next slide, again, you can see the heat map in terms of deposit potential that some of the kind of key highlights here are, the counties in which we compete are stable to growing counties in population. You can also note that on the median household income column which is in the middle of the slide — these are very affluent communities, not only rich with businesses, but rich with consumers that have higher than the median level of income, so these represent good consumer households for us. And then if you flip to the right side of this chart, you can see that with a couple of exceptions in the legacy Provident market of Rockland and Orange County, our penetration of the market from a deposit share standpoint is still low. So there is a ton of upside opportunity for us in these geographies in terms of deposit acquisition.

So we prioritize relationships of transactions. It sounds intuitively the right thing to do and that’s significant in the way we think about the value proposition and our delivery model into this segment of the market. On this slide is a hypothetical illustration of the benefit we derive. From a performance standpoint we need to have this kind of full service delivery approach versus just a single transaction.

On the left side is a hypothetical credit transaction, the ROE, using our pricing model for a full rated loan and a given spread, but you can see the significant 300 to 500 basis point pop you get if the total relationship is funded by core deposits. And that ultimately is the pay-off with this kind of relationship approach where we look to capture the full share of wallet of our clients, not just drive specific loan transactions.

Outsourcing, so I referenced a few minutes ago, we look to outsource a number of different areas; commodity, kind of widget processing types of opportunities. It extends our expertise where we don’t have it in-house. It allows us to gain operating efficiencies. Sometimes it’s not an explicit cost save, but it gives us a platform for gaining operating leverage as we scale up in size. And we use it also to help us from a risk management standpoint. So we partner in a number of different ways to get a third-party external assessment of how are we doing relative to the rest of the industry, how are we doing relative to the best-in-class in the industry.

Where we do want to maintain control is all the elements associated with client experience. And so we have to really parse out the value proposition on virtually everything we do from making a loan to servicing a deposit account to make sure that we are controlling that experience, not surrendering it to a third party, but then using kind of the back office, the platforms, to help us manage that.

You can see here on the slide, the kind of areas where we do focus on third party arrangements and outsourcing. And we will continue to do that as we go forward. From a product set standpoint we use — for example in the wealth management space the product set was delivered through our partner LPL. We outsource a lot of that technology both from a software standpoint and from an operational standpoint too. There are a number of areas in customer service and operations which are very commodity like. I’ve mentioned before, loan servicing — residential loan servicing is a key area.

And then risk management is an important piece, not just from an evaluation, a benchmarking standpoint, but there are a number of things we do for example in the information security arena, where we can outsource some of the monitoring functions that they have scale and have expertise around.

Lastly, you can see where we’re focusing going forward; network security, the help desk, data center and the call center as well, commodity-light functions that we think we can outsource and partner.

So the culture aspect of this is really around execution and we are trying to be very, very systematic and analytical in the way we think about this — so it is not just empty statements. You can see our service promise ‘above and beyond’ is standard procedure here. We’ve tried to kind of drill this concept into everything that we do and in the mind of every person whether they are client facing or in the back office to kind of get that stretch mentality of delivering great value to our plans. Beneath that we have these core values, which we measure and we evaluate people on. We also have core competences which are drivers to the core values.

We are very systematic in looking at core competences, when we recruit people we make sure they display those core competences. And then in the evaluation process, the annual performance evaluation process is one part, the mathematical, did you deliver the results, but then it’s also, did you exhibit the right kind of core competencies in your behavior. And so we have guidelines when we measure and we assess people. So, we want people who work well together and deliver great value to our clients, but they also have to deliver results.

Everyone in the company earns some form of incentive compensation. So they are tied to the success of the company. They are tied to their own personal performance and so they are connected to working together; they are connected to the performance of the company in the end. We do use balanced scorecards throughout, so every business unit has a balance scorecard, every individual in the company has a personal scorecard with a set of metrics on it across the different dimensions of performance.

Risk management is critical to the operation of our business. We are in the risk business. Risk is not just the traditional credit risk and market risk. The regulators think about risk, which is a sensible way of thinking about it across eight different dimensions. And so we do too, and we have a number of capabilities and measurement systems in place to assess, measure and manage risk across those different dimensions. Some of the newer ones that they are not — perhaps not traditional, but we think about our operational risk, information security risk, which has obviously been in the public domain recently, and even reputational risk. So, we have spent a fair amount of time and we will continue to invest in making sure that we have the right people, the right technologies, the right measurement systems to ensure that we’re calibrating risk against opportunity across the entire enterprise.

And then selectively investing in technology. So where we are deploying additional technology is in the client service experience. So that would be things like online banking, mobile technology and the like — cash management, online capabilities, those are examples of that — efficiencies and productivity, work flow imaging, all those things are productivity enhancements. Management information, we are implementing and upgrading our data warehouse and the reporting tools that sit on top of that to create much better and more effective MIS for all areas of the company, and then risk management which I just talked about.

Here we use third party software as much as possible. We have very limited custom development, so we have very few programmers on staff. We believe it’s more effective for us to buy off-the-shelf technology. Where we see a gap in an opportunity, we will work with our partners to augment those capabilities, and in a few cases we will develop a little bit of custom code. But we are not in the software development business.

A high-availability environment is very significant to us, so we want to make sure our systems are available for all of our client and operators who are within the company. We do operate now on a single core system — core platform as a result of the Sterling Provident merger. We did consolidate onto one single operating platform. We use Fiserve and a number of their surround products as a core banking system.

Data governance and information management is a key part of driving our culture, so we focus very heavily on data. We are analytically focused and driven in our decision making and so we are continuously investing in the data warehouse and all the different data structures that go into that. And as I said a couple minutes ago, there are a number of reporting tools that allow managers to slice and dice the data and get visibility into the operation to enhance the decisions they make. And then finally, close collaboration between not just the IT people and the infrastructure, but also the risk management functions of the company.

So with that — that’s our strategy. It hasn’t changed and it will not change dramatically in the years to come. We will tweak it and enhance it and make it richer and more effective as we go forward. But we believe this is a winning strategy; the results will tend to support that. And so we’re going to continue to stick with that. It helps us run the company more effectively. We are consistent, we don’t chase shiny objects in the sand and everyone understands what that strategy is.

So let me just take a couple minutes to talk to you about some of the initiatives we have coming up for 2015. Front and center is going to be the integration of Hudson Valley Bank. We are projecting close of that transaction probably sometime in the second quarter of 2015. Obviously it’s subject to all the required approvals, but then we’ll very rapidly move into integrating the operation, the people, the technology platforms of that. So that will take a lot of time and our objective will be to move crisply on that and effectively. So in short order we’ll have a single operating platform.

We are going to continue to deploy our commercial banking teams. Jim Peoples will be talking to you about this a little bit more. But we intend to continue to add capacity from a delivery standpoint by adding teams to help us capture new business. And we are going to continue to further diversify our business mix. Jack showed you the pie charts and their assets and liabilities which are nicely balanced, but we are going to continue to invest in growth to make sure that that is appropriately balanced and we drive, for example additional fee income which we talked about a few minutes ago.

From a mortgage standpoint, we have a fairly substantial residential mortgage capability. As you know, that’s a cyclical business based on what’s happening to the interest rate environment and the broader economy. This year we’re going to focus on extracting greater value out of the number of relationships that we’ve put through our mortgage operation to drive additional private banking relationships. These are affluent households which are in our sweet spot from a segment standpoint and they drive core deposits.

The retail banking network is a significant piece of our business still. That business is changing. The consumer banking space is undergoing a kind of secular transformation as each of you know, and so we will continue to rationalize our branch facilities and reduce the footprint of that accordingly. And then we’ve talked a couple of times about focusing on outsourcing, so there is a number of areas we’ll look at in 2015 where we can take an internal function and pass that off to a partner or a vendor to help us.

So the commercial team strategy, we’re going to continue to upgrade the performance of the team. Jack referenced in his comments that we have to go through the periodic evaluation of our teams and as you would expect there is variability of that performance. A number of them are doing a phenomenal job, but some of them that are not so strong need some help. And so we’ve always continued, regardless of the number of teams and the theoretical capacity, we always focus on optimizing those teams. We want to target for each of those teams to have $200 million or so in loan balances and in addition we want to try and target that 75% deposits to loan ratio. You saw that a few slides ago the value to the company, you can get a nice balance of portfolio across the teams.

So what we think about every year from an initiative standpoint is adding three to five additional teams in capacity and we want to focus in — relative to the heat-map I showed you a few slides ago to make sure that we are infilling within the footprint where the greatest opportunity is. And you can see some of the areas we are focused on there to potentially going up into Albany, but Southern Connecticut is a near-term focus. And then, if you kind of look out on the horizon a couple of years into the future, there’s potentially opportunities, South Jersey, Boston and Philadelphia, etc. Where there may be additional opportunity, we can take the proven model to work there.

Deposit gathering; getting core deposits is a fundamental driver of success, and so we have a number of tactics we’ll deploy in 2015 to help us against that. Improved cash management capabilities, that’s both the technology that we are in the process of implementing as we speak, but it is also in sales and service, make sure we have enough of the right kind of people to work with our commercial teams to drive additional cash management product. That is a deposit gatherings tactic, is also a driver of team and as you saw from the pie charts a few slides ago.

I have a couple of times referenced the fact that we want this balanced approached within the teams, so they are not just one-trick ponies, but they have kind of a full book of business in both loans and deposits. And then there is emphasis on private banking. There’s a natural synergy between the team-based delivery model and the focus we have in commercial segments and the private banking-like concept. We want to bank the principles of all those businesses and be able to deliver them a great consumer experience too. So we capture the business of the commercial enterprise, but we also capture the business of the principles too, so a private banking program is going to be an importance piece of that sort of tactics.

And then, in addition to that, we are spending a lot of time, we’ve been since the integration of legacy Sterling and legacy Provident. It’s a new organization of cross-selling across the team. So we now have a number of different products, as you will see in a few minutes, where referring business and cross selling the full range of our product set is a source of great new business for us. And we expect that commercial teams specifically to do that.

The team strategy is, you can see here the impact in terms of what we are project in loans and deposits: 3-year growth in loans to $2.3 billion to $3 billion, for the deposits its $1.6 billion to $2.1 billion. And you can see the effect on the stacked bar chart down at bottom here, note on the bottom here the number of teams incrementing in that three to five per year, you can see it provides a nice progression in balance sheet growth and with reference previously, we are targeting $200 million per team typically with that 75% deposit to loan ratio.

Retail delivery system, so this is an interesting one. I think most of you know that the consumer space is changing, the concept of a branch, we call them financial centers, has been evolving in our industry for a number of years. We have a number of branches in our footprint; we do have a significant meaningful consumer base. And so, part of what we are trying do here in the consumer banking strategy is to rationalize the brick and mortar piece of that.

As we go forward, we are continuing to look at locations where we have redundancy in terms of trade area and we will consolidate branches accordingly. We also look at the performance of each branch in terms of their footings — their deposit footings, the trends in those footings, transactional volumes and the effectiveness from a business-generation standpoint.

However, within those remaining financial centers or branches, we are also deploying the team-based strategy there too. So what we’ve described to you in terms of this team-based delivery in the commercial space where you have a small team that focuses on the book of business, that model works in the retail space too, particularly for the more affluent households that we are trying to focus on, so mass-market households that still use our branch system, we would give them great service and process their transaction. So, we really want to reengineer the delivery model and branch system to have this team-based delivery that they can go after smaller enterprises, professional services firms and affluent households.

In addition to that, we will be investing in some of the newer technologies. So as consumers move more to self-service options, mobile banking, online banking and now we are pretty well entrenched, but more and more you see a kind of cycle or a shift in the transactional activity of consumers away from physical brick and mortar to the self-service options. We will work with our business partners to make sure we have contemporary capabilities in that area so we can provide that right balance of face to face, team-based delivery and support through the self-service options.

And so finally, you see some of the targets we have here in terms of key performance metrics, loan growth, we expect 10% to 15% a year growth, similar type of growth in terms of core deposits. Non-interest income greater than 20%, Jack mentioned that in his comments. Total revenue in the 10% to 12% range, but to get to the operating leverage, we want to make sure that non-interest expense is in the 2% to 4% that gives us 2x to 3x operating leverage that we are looking for. EPS, 10%-plus and then you see the numbers for ROA and ROE of 1% and 12% respectively. So these are kind of our long term target ranges, all about the tactics, but all about budgeting max to achieving this on an annual basis or as a long term target.

With that, I’ll turn it over to Jim Peoples who is our Chief Banking Officer. Thank you.

<<James Peoples, Chief Banking Officer>>

Good morning. I’m going to show you something really exciting here as we get launched on what the business lines are all about and organization chart. This is also designed to be an eye-test this morning, but let me just play out what we are looking at here in the concept going back three years when we started looking at how most efficiently to deliver to marketplace. We really wanted to divide the company up into the revenue generators, the team concept that you’ve heard about a number of times this morning and you’ll hear more about, and also the support functions.

So, we called it to field and factory. And if you look at this chart, when you come all the way over to the left-hand side of the chart under the Chief Banking Officer; you have the revenue producing side of the company. If you move over to where Rodney is under the Chief Operating officer, you have all of the functions that really provide the backroom and operational support what we call the factory to the revenue generating teams. So that you don’t have things split up, everything can be done in the most efficient way, we can identify efficiencies and I’m going to touch on those in a couple of minutes on some of the things that we are doing with specialty finance.

The other column is, obviously, we want to make sure that we have the integrity of our risk controls, so when you look at — Wayne Miller is our Chief Credit Officer, that is totally sacred from the revenue generating side so that we maintain that independence in terms of what’s going on with what types of credits and what types of risks we are going to take within the portfolio. Nobody underline has any credit authority.

When you look at Luis’ operation, they control the funding cost. You can imagine that between the line — the field and the people in treasury, there is a few conversations every once in a while about the proper funding cost for the type of loan that’s being put on the books. But we usually let the treasury function maintain its independence and in make sure that they establish the right pricing and the right cost underneath.

We’ve talked about our diversity in terms of our portfolios and on the lending side you can see we obviously have commercial lending products, commercial residential real state lending products, asset base lending and account receivable management, equipment finance. We’ve had a long history going back into Provident with regard to healthcare, and obviously we have been a very strong municipal bank.

In the old days, we actually had a separate municipal bank within Provident, when we became a national bank, we were able to bring that together, but we maintain roughly about $1.1 billion in municipal deposits within the Sterling family today that encompass both sides of Hudson River in terms of good deposit relationships also on Long Island.

We also maintain a mortgage warehouse lending division. It is another cyclical business, but has been a good business for us over the last two or three years. On the fee-based side, which gets into where we are taking about the 17%, aspirationally grown to 20% of our revenue coming out of fee-based. Those areas generate — the most fee-based business are in the payroll finance area, the factoring and trade finance area, the mortgage banking area and we’re growing in the title insurance area through a joint venture that we established a couple of years ago.

<Q>: What’s payroll finance?

<A — James Peoples>: Payroll finance is very closely allied with factoring. It is basically taking the staffing companies and effectively providing them with their entire back room, including all the tax filing information, all of the payroll, because these companies can be very fragmented in the marketplace. So, we are providing them with the funding of those temporary payrolls.

Say that you take a staff and they’re providing engineers on a temporary basis to Boeing, and I can use this as an example because we actually do it. We provide the financing for those payrolls — for those temporary engineers, we provide — in the broader sense, we provide the actual filing of all of the various taxes and the various states for those people who are employed. So, it is virtually a factoring of a receivable.

<Q>: You’re paying these people before the company gets paid by Boeing?

<A — James Peoples>: That’s correct, yes. And in fact, in much of the factoring business, all of that flows through us, through a black box, and we get the direct application. So the fee-driven basis, because the way it is priced is based on, let’s say, a 2% fee for 30 days worth of that being outstanding. If in fact it goes beyond the 30 days, another fee applies. So you can see that if you are collecting those faster than the 30 days, your yield is very, very high within that industry, but it is a fee-based industry. And it’s been very good to us and has worked very long and it’s been a growth business, you’ll see in a couple of slides.

We’re expanding to wealth management business. And the top box on the fee-based side, on the left hand side, depository and cash management services, the scenario where we’re going to get better and better the platform switch into the Fiserve platform which just took place recently. And even within — and more importantly perhaps within the Hudson Valley acquisition, they’re an extremely strong deposit generator and they have some very, very strong cash management products that are directed at very cash-centric client bases; property management companies, law firms and they have a number of different platforms that drive that business that when we look at them and we want to integrate with them, they have a thing called e-Treasury that they recently implemented, which is very high end. They quite frankly, as we merge with them, will be probably bringing e-Treasury into our platform to deliver it to our clients. So those are one of the really high, very, very effective efficiencies we’ll gain out of the Hudson Valley merger.

<Q>: And Hudson Valley has some sharp Board members?

<A — James Peoples>: We’ve heard that on occasion. And that’s where it all came from was those sharp board members.

This will give you an idea of some of the growth that we’ve had. The base date on the right hand side of the page is effectively the merger with Sterling last year. As you come across the numbers, I’ll do the math for you, we actually have grown the loan portfolios in totality by $657 million. In the most recent quarter from 6/30 to the 9/30, that growth was $201 million across all portfolios. We’ve maintained a very nice mix within those portfolios, which we think is essential to continuing to protect the balance sheet, serve the client needs and grow the institution.

This slide gets us into the effects of that diverse balance sheet because with the mix of the loans that we have, you can see that we have a very strong bias towards rate changes that take place either in less than one year, one years to three years, three years to five years with less emphasis on those that have rate changes in more than five years.

The result of that — you’ll notice there is also no dates on this chart, because everybody in the world has been trying to figure out when the rates are going to move up, but in this particular case, if you looked at it and said that we had 100 basis point upward shift in rates, we would enjoy a revenue increase on the interest rate side of $9.8 million, 200 basis points by logic would tell you probably be around twice that, and in fact calculation is $20.6 million. So we are very asset sensitive and we want to maintain that type of mix as we continue to grow the portfolio.

We use benchmarks and tracking for all of the teams. This will give you an idea of what the balance sheets of those teams look like and when we get into the contribution report in a few minutes, you’ll see how that tracks directly into the team measurement system. But if you do look at that top box, where you’re looking at the commercial banking themes, we have grown the portfolio very nicely over that time period some $430 million, 21%. But the other key statistic is in those teams — and we talked about earlier, the 75% balances versus loan outstandings, those teams right now enjoy about an 83% deposit funding or our self-funding if you think of it from that standpoint with $2.208 billion in deposits.

As you come down, I would point out one number that would appear to make our financial centers look like they have actually been shrinking, and in total outstandings on the deposit side, they are down fairly significantly. But that is housed almost exclusively in a desire after the merger to run down the certificates of deposit that were higher rates and there was other money available and for the efficiency of driving the balance sheet have made sense for us to let those higher rates see these run off the book.

So that gives you a little different impression of what’s been going on in the financial centers. Overall, we’re growing loans much faster than deposits, we need to bring that back into balance. Rodney talked about a — a little bit about real focus on core deposit growth, and we do have that focus and we’re going to be driving the core deposit growth more rapidly as we move into the future.

Okay, we get into focus on relationship and team delivery. Right now, we have 21 commercial banking teams. Since the merger, we have systematically worked through moving certain businesses — lines of businesses that came over with the merger into the team concept that’s why breaking out into the field and factory so that we can get that efficiency built into it.

And those 21 teams, we measure very closely because we want to make sure that everything is being driven — Jack reminded me that in a little bit, we’re going to be reviewing the team performance through October, sometimes that’s a very fun experience and sometimes it’s a not so fun experience in terms of team performance. But by having this team concept and the team delivery to the clients, we’re able to make sure that we’re delivering to the client in the most efficient way and in a broadest way with regard to the product sets that we have available.

The staff and support functions are broken off and we make sure that we maintain the independence of the credit function. There are absolutely no credit authorities on the line. These teams deliver to their clients the entire broad array of the products and services that we have available with in the bank.

What that helps us with is making sure we’re not putting ourselves in a position where you’re in a relay race and what can really cause a problem is when the baton gets dropped. This is to make sure that the baton does not get dropped because the same people are leading the efforts. They bring in people who can support their effort. But they never let go of the delivery of that product or service to the client. It’s proven to be extremely important to us in terms of servicing the needs of the middle market client base that we have chosen as the segment that’s most important to us in growth.

The differentiator, the uniqueness, is that the large banks are growing larger and larger. They have to use a cookie-cutter approach for an ever increasing level of customer within their portfolio. So, it’s the only way they can control risk. Through this model, we’ve been able to fill that void in delivering personalized, very focused product and service delivery through this team concept to that market segment where they’re becoming more and more broad cookie-cutter — the product only comes in red and blue. If you want anything other than red and blue, we can do it for you. So that has opened up that marketplace and when we talk about 12% of the middle-market segment residing in the tri-state area, we’ve got a very broad highway to continue our growth as we go forward.

Focuses on transforming the company into high performing, well, the only way you do that is you got to measure for the high performance on a continuous basis. We think we have developed a way to do that and that is through profitability measurement on the contribution model that we have developed. I’ve been involved in probably — I wouldn’t even want to guess, but probably 30 or 40 different incentive compensation models over the years that I’ve been in banking. I have to tell you that this particular compensation model really is one and I believe works and works the best. The components of it really I think measure all of the key components to keep a balance in terms of what the teams are doing.

I think seen the things that were just purely absolute rigid, get me as many accounts as you can on the books, it doesn’t matter whether they had money in them. Those all crashed and burned over time. This clearly has sustainability and a balanced measurement in how we look at the teams and we look at the performance of the teams. And from their perspective, how we’re able to compensate the teams for very strong performance. Conversely, how we’re able to identify the teams that are non-performing and take remedial action to improve their performance or figure out that may be they’re not the right fit within the Sterling family.

Contribution report is broken down into a number of measurements. The obvious number that we need to get to is the net contribution by the teams. It includes loans, deposits, fees and expenses. There is a profit scorecard metric that takes it down to the individual managing director or officer level within a team. That shows that the team managers, the senior managing directors of the teams know which members of their team are actually contributing the most to the performance of the team.

And it then drives the incentive compensation model that we’ve put together. This is across the institution. We talk about 21 teams, there’s another way to look at us. We have 32 financial centers. So you can take the 21 teams in the 32 financial centers and you can see that we would then have 53 teams because we’re driving each and every one of those measurable profit units within the company on the same basis.

We’re talking here obviously about the commercial teams. Little bit more detail and what I’ll tell you is what we like about…

<Q>: How is your team model similar to Signature Bank’s?

<A — James Peoples>: It’s very similar, but we think ours is far superior to it. And actually it is a very similar model. We do actually think that we’ve made some enhancements to it. David Bagatelle who was with Signature for a good number of years runs our New York Metro market. Some of the enhancements built into this thing include credit adjustment. And when you have credit adjustment where the credit might deteriorate in the portfolio, it’s going to have an effect on the contribution margin being driven by a team. It is also a model that says pay as you go.

So, a big difference, and one of the things that we like. Let’s say a team at Signature was going along doing very, very well and all of a sudden took a huge loss. The whole model starts to get very blurred and scrambled, they start to negotiate what we will pay for it over the next five years or the next three years, so that we don’t get totally struck out in terms of the performance. The other thing that makes this different is it this is driven on the fact of continuous growth. My understanding with regard to Signature is theoretically you can have team that gets to a plateau and just shows okay, I’m got to ride out my annuity strength.

Our teams are driven to grow their contribution margin each and every year. If they attain that at 100% they are eligible for 100% payout on their target. If they do not attain it, but they attain something lower than that, the maximum amount of payout is cut to 50% of that maximum. So the teams would go for 12% payout, but they don’t hit a 100% or better their goal, that 12% automatically becomes 6%. If they fall below a certain threshold within the model, they don’t get anything. From a credit stand point, it keeps them because it’s credit sensitized.

It keeps them focused on maintaining and making sure that the credit quality within their portfolio stays high. Because if you take a credit that starts to move into the special mention or criticized or classified, that wipes out any earnings from the credit side of that loan — or loan book that they with that particular customer. If you will have a number of those, it starts to have that kind of difficulty. It can take that loan contribution number to zero or negative for the entire portfolio. So it keeps the teams focused on the credit quality within their portfolio.

<Q>: They can’t just say that one was not our fault…

<A — James Peoples>: They absolutely cannot.

You get away from the, “hey I brought it in, you guys approved it,” which is something that Jack and I and Rodney and others have dealt with over the years which was a very common response.

The credit adjustment factor effectively starts penalizing them as the credit would begin to deteriorate. It’s not correlated to GAAP, it’s not directly linked to the funding of the loan loss reserve, but there are general links to it and they effectively pay for it as it starts to deteriorate. The biggest thing though, is absolutely driving that to the point where they are saying, I’m going to be monitoring my credits and if I get a credit to start and really get off the rails, I’m going to figure out a way to — we’ve got a new opportunity, move it into ABL, move it into factoring if that would be an appropriate approach or move it out of the institution, so that it doesn’t continue to penalize our portfolio.

We get into gross interest income, we apply to cost of funds. And I’ll explain why we do this separate because many of these models blend them together and you just take off whatever you are self-funding and you come up to a net number, we do it separately for a very specific reason. As I pointed before, the cost of funds is a funds transfer pricing model that is time sensitive, it’s five year fixing, obviously the rate of price can be significantly higher than it was rapidly turning it over asset based lending portfolio, where the rate applied by treasuries can be relatively lighter.

We then apply the risk-adjusted factor; the risk adjusted factor has been developed in the Provident system over many, many years. I think one of the things that we were very pleasantly surprised with is Provident actually had a fairly sophisticated risk adjusted model in terms of the loan grading system as it came in. And we’ve developed that further as we move forward and then there was capital charge apply. Net capital charge currently as it runs through the portfolio has been applied at 16% in terms of the capital expectations for the bank.

The deposits are broken out separately because we believe it provides the teams with a very visible layer or lever of being able to balance between that getting deposits from the clients as well as just getting the money out the door in the loan portfolio. And in fact by identifying how they can earn off that deposit base as opposed to just blending it in on the self-funding basis, it let’s them know that very clearly the value of DDAs and the more DDAs they can get out of their clients, our low cost money market accounts that they can get out of their clients dramatically enhances the profitability of their portfolio. And it’s very visible on a month by month basis.

Fee income is provided to them, the various loan fees, obviously they’re adjusted for the FASBs, bank service fee, wealth management fees, title fees associated with various transactions as they do within their portfolio for their client base. And then that is offset against the direct expense which are the GO expenses ascribed to each team. And we apply an indirect expense factor that basically is a direct expense factor doubled.

We found through experience that whether in going through a very scientific application of overhead that, that is a pretty good indicator of their absorption of services without having to build the model. So this is the driver that then, on a monthly basis, the accountability factor, that we can go back to every team and we can measure every team in terms of the performance that they are providing to the corporation on a monthly basis, on an annual basis.

It then folds in and drives sort of the compensation system. There are great performing teams out there. There are teams in the middle of the road and there are some teams that quite frankly over the last year or two, they didn’t perform to the expectation. And by the way, I will mention it in recruiting, we don’t — just say if there is a team lets hire it. This is a process that generally takes two to three months of us sitting down with prospective teams from other institutions and really laying out a plan over a three year time horizon of their expectations of what they believe they can bring to the institution. And we come to an agreement on what that expectation will be and then we expect them to perform within what they have agreed to and what they have told us they’d bring into the table. If that doesn’t gel over a period of sometime within that first year, we are having some very serious conversations as to — or they what we expected.

<Q>: If you’re competing for good teams against, say, Signature, why would they choose Sterling?

<A — James Peoples>: We’ve had a very good track record of attracting teams in direct competition with Signature. My speculation — and it’s purely speculation. I have been led to believe that at Signature you could have a really great year and then they all of a sudden decide to consolidate it with somebody else, and I also have been told that they will just come down and say, well, it looks like you are not getting it. I have no basis, direct basis in fact, but there are certain things I hear like that.

<Q>: And they are very big I guess?

<A — James Peoples>: And are getting bigger and they have 96 teams. One of the theories that we have to look at, at all times is, we are providing a hands-on model into the marketplace that used to be provided by most banks. It’s deteriorated particularly with the larger institutions. We also know that from a risk management standpoint there is a number at which we will get too big, where just from pure risk management, we have to do things different.

Signature is kind of the bellwether because they’re up at, what, $22 billion somewhere in that range. So we — it’s $27 billion, so we know the number is probably that high, but are they getting close to that line where the model is just at a sheer rate of risk management and have to change? We don’t know where that is. We do know from our standpoint, we have got a pretty good super highway to continue our growth as an organization before we reach the crossover point. Yes, sir.

<Q>: Just a follow-up on that. How many overlaps in terms of going after business, what’s your win rate versus Signature in this case? And then, have you drawn any conclusions your teams versus their teams?

<A — James Peoples>: I would say that we don’t have any data in direct correlation; I can give you anecdotal because there are any number of deals have come through our approval processes where we are competing with them. And I am going to tell you that we are winning more than losing in many of those cases. But it’s not like we are winning 90%. They are very, very competitive and — but it actually — we are more probably directly competing with them may be in 20% where it comes through.

We also are directly competing with a number of other organizations that tend to be a one-trick pony approach; like they only make income producing multifamily property loans. Those sometimes are the more difficult because what they’ll do is, they’ll drive the pricing so low just to get the transaction that they become more difficult to compete with. The other thing that’s going on in the marketplace right now is, the coverage ratio standards are eroding, the leverage standards are increasing. When we approach a client on the basis of the single point of contact, the team, we are selling them on a broader relationship. And we believe that we can get premium pricing out of that. We have succeeded in getting some of that, but there are people that we have gone after that are more interested in what I can get on this transaction than what they are looking at in a broader base of relationship.

It’s a massive market and we don’t run into competitors as often as you would think, so it’s not like Cleveland where you are running into the competitor. It’s the same in competing for teams, everybody asks the question, do we compete with Signature for teams. And not a lot, there are just a lot of teams out there.

Another aspect to that it brings some of the point, we don’t put geographic restrictions on our team and people will go, I could be tripping over somebody, we would be trying to call on the same people. Our approach is always been, the day that happens, we are going to be happy because it means that we have grown this institution to the point where we are really blanketing the market in our chosen segment. If it does happen occasionally, we adjudicate it very quickly and it gets assigned to one team or the other.

<Q>: You seem to be going after loans to deposits ratios close to one to one, what, 80% a few year-ago, now it looks like it’s 90%. Is your objective to get to one to one loans to deposits?

<A — James Peoples>: Our objective is to be at 90%, somewhere in that…

<Q>: Why is that?

<A — James Peoples>: It is an efficient use of the deposit base if you were in that 90% range.

<Q>: And on the target of 75% [balances] on commercial, isn’t that kind of high?

<A — James Peoples>: It is a blend of various clients within the portfolio. We clearly have the client that keeps 10% or 20%. We also have the client that keeps $50 million, $75 million, $100 million. The objective is across the portfolio to maintain that type of a loan to deposit ratio within those portfolios.

The model is kind of unique in the sense that some people are more trending toward loan gatherers with some deposits, and then you have teams that are more deposit gatherers with loans. So it’s the mix of those things that matters. So, on just a pure what you and I think about corporate bankers, 10%, 20%, 30% of deposits. But there is a whole prong of deposits out there that don’t have any borrowings.

<Q>: What is your cost of deposits?

<A — Luis Massiani>: Core deposits. 18 basis points. Very attractive returns.

Luis?

<<Luis Massiani, Executive VP, Chief Financial Officer>>

Thanks, Jim, and good morning, everybody. So to wrap up the presentation, we are going to go through slides that everybody in this room has probably seen already. So, this is the investor deck that we’ve put out on November 5 for the transaction, so again no new information in the slides themselves, but just wanted to take the time to maybe just start off by providing a little bit of background on how we think about M&A and how we filter transactions. You can imagine, we see a lot of different things on both the banks and the specialty finance side.

And we are constantly sort of bombarded with opportunities, so what we try to do — the filters we have created to manage this, sort of the M&A opportunities out there I think are pretty simple and consist of five key things that we think about when we are evaluating an opportunity.

The first and foremost, is the deal consistent with our strategy? You’ve heard a lot today about strategy, strategy, strategy; you’ve heard lot about the strategy staying constant since Jack and the management team joined in 2011. And we purposefully make sure that anything that we do in the M&A side is going to be consistent with that strategy and doesn’t take us off-course from that strategy.

The second thing is just simply, does the deal make sense? Does the deal, when you think about the pro forma financial information, when you think about what the balance sheet is going to look like, when you think about what funding and liquidity and the growth opportunity is going to be, does it make sense — just a simple question. So it’s something that you know if you were the external party looking at a deal, would you say, why the hell did these guys do this? It doesn’t make any sense without even looking about numbers. It’s just again, does it make sense to do this or not.

The third one is, is there a clear path to identifying a cost savings opportunity and what is the speed to be able to realize those cost savings.

The fourth is, can you identify the risks from a credit and operational perspective, can we quantify and can we mitigate them, is there a path to essentially fixing any issues that a potential target or a potential merger partner would have.

And the fifth is, the deal is financially compelling, yes or no. And the way that we measure financial — or the compelling nature from a financial perspective is again, four or five key things that we look at. First is, from a GAAP perspective, the transaction has to be accretive to earnings in the first year after the merger and significantly accretive to earnings in the second year after the merger.

From a tangible book value perspective — everybody would like to do tangible book value accretive deals. Not a lot of those exist out there, so to the extent that you have to dilute tangible book value, it has to be limited dilution and the earn-back on that tangible book value has to be in three years or less.

And the fifth thing that we look at is, from an internal rate of return perspective, can you get to a place where it’s in the 18% to 20% range or so, and again sort of high double digits to again makes — as the last piece of the puzzle from a financial perspective.

So when you think about that filters that we talked about, I think the transaction with Hudson Valley from our perspective was just a no brainer. On the top of the part of the slide, from a strategic perspective I think it makes absolute, complete, total sense and this is really one that we had been for a while exploring as a potential opportunity for us for three key reasons; one, it was absolutely consistent with our strategy.

You’ve heard today, growth in the Greater New York metropolitan area — check; a deposit-rich commercial business — commercial-focused business — check; how does the pro forma financial information look, how does the balance sheet, how the loan composition, how does deposit composition look? Everything again was a check mark across the board.

And when you think about the financial attractiveness of the transaction on the bottom of the page, again it was a check on all the metrics that we talked about from an accretion perspective, from a tangible book value perspective and from a return perspective.

Quick overview of the transaction. The exchange ratio is going to be 1.92. That is going to result in about 69% ownership for Sterling shareholders and 31% ownership for Hudson Valley shareholders — some decimal points there I guess, you know really 68.5%, 31.5%. All of this other information — on the bottom of the page, targeted closing, we’ve said second quarter 2015. As I mentioned on the call, when we announced the transaction for modeling purpose we assumed a June 30, 2015 close, but we do anticipate that we’re going to be able to do a little bit better than that and close it earlier in the second quarter of 2015.

So, the combined franchise, as I said, how does this look — when you put the two companies together, how does it look on paper? We think it looks really, really fantastic. From a core deposit perspective, the combined institution is going to have about 92% core deposit to total deposits ratio; has a nice mix of C&I and commercial real estate loans that are the preponderance of the loan side of the balance sheet. From a capital and asset quality perspective, again looks very attractive.

And on the bottom of the page, when you think about what are the key items that we’ve talked about from a return and an operating efficiency perspective, on full phase-in of the cost saves, you’ll see on the bottom right, those last three rows, we think that this moves us from about a 55% efficiency ratio where we are today closer to about 50%, and then from a return on assets and a return on equity perspective continues to bump off some of those hurdles and some of those targets that we’ve established and talked about earlier today.

The dots on a map, we guess every banker’s favorite page — is consistent with our strategy. So, again you are going to hear me saying that a lot, but when you think about what this looks like — again, just does it make sense when you look at information on a piece of paper? We think it does. We’ve heard today, again, growth in the Greater New York metro area. This gets us and continues our expansion, moving us a little bit southeast from where the legacy

Provident business used to be two or three years ago. Gains access into a very, very attractive and deposit-rich market in the Westchester county area with a lot of business activity as well.

So again when you think about what this looks like and then what — where it puts from a competitive perspective, you know gets us to a top-10 market share on the right hand side of the page there again, we think that from that perspective it’s consistent with everything we said that we’re going to do and very attractive for both sets of shareholders.

What does the balance sheet look like? On the top of the page on the right you will see the pro forma loan composition; a little bit more weighted to commercial real estate given the book of business that we are going to be merging with in acquiring from Hudson Valley. But still a nice mix of approximately 40% CRE, 40% C&I, and then 20% in our other consumer and residential mortgage asset classes as we continue to grow some of the specialty finance business lines and the other businesses that we’ve talked about today.

The loan pie chart will look more like what it does today for Sterling, which is, again 40%, 40%, 20% between those asset classes but a little more weighted towards C&I and the shorter duration C&I assets versus the commercial real estate side of the equation.

On the deposit question on the bottom I guess just to answer the — or provide some additional information to the question that was just asked, again 92% plus of the deposits are going to be core deposits, 18 basis points cost of funds on a combined basis, and again the preponderance of assets are in that demand and savings and money market accounts which will give us a lot of room to grow loans with.

So what is one of the key features that attracted the Hudson Valley, you know great bank, great business as they built, again in some very attractive deposit markets. You will see here the progression from a cost of deposits and from a core deposit perspective has always been very consistent; very low-cost preponderance in core deposits. And on the graph you can see that growth in deposits has been very attractive and we think that we’re going to continue to be able to grow and this is going to accelerate our deposit growth as we continue to move forward into 2015 and 2016.

From a loan perspective, one of the key questions that I have received from various investors is, what are the assumptions that we are doing with all this liquidity or the assumptions that we’re making as to what we’re going to do with all of this liquidity that we’re going to have on a combined basis. So we just wanted to, on the left hand side of the page to mention for folks what both companies have been doing on a standalone basis in absolute dollar terms.

So for the past four quarters Sterling had grown at about $202 million on average; that’s net loan growth quarter-end to quarter-end. So that on a combined basis, when you factor in $63 million for Hudson Valley, it’s about $260 million or so for the combined institution.

Now, if you just take those numbers — so not increasing the rate of growth but just maintaining the absolute dollar amounts of growth that both companies have been experiencing for the past four quarters, it gets you to a place where from here to 2016 you’re going to be in a place where we will have about 90% to 95% loans to deposits ratio and we’re going to be able to redeploy and utilize the entirety of the excess liquidity that exists today between the two companies.

On the right hand side of the page you will see that that’s not just going to be driven by one loan class or asset type in particular. I guess I mentioned we plan on continuing to maintain a 40%, 40%, 20% split between C&I, CRE, and other loan assets. So you are going to continue to see growth across the board in all the asset classes that we’ve talked about today.

From a cost savings perspective, we are anticipating and have identified estimated cost savings of $34 million. We think that we’re going to be able to realize those over the course of the first year post-close, so about 75% in the first year and then the remaining 25% in year two after the merger date. In addition to the $34 million there is also an $8 million incremental decrease in run rate operating expenses that we’re factoring in given the anticipated disposition of A.R. Schmeidler, the Hudson Valley’s investment management.

One of the things that have also received a fair amount of questions on is that $7.5 million of incremental run rate expenses that we’ve included into the modeling from the perspective of the impact of going over $10 billion in assets. That $7.5 million isn’t going to come in day one post-merger. There is a bunch of different moving pieces. There is a phase-in of how those incremental expenses will be impacting our P&L.

For modeling purposes, we took what we consider to be the more conservative approach, which is, we just allocated all of those $7.5 million starting day one on January 1, 2016. In reality that’s not how this — how those expenses will come in; will be staggered and there is going to be a phase-in of those over the course of 2016 and into 2017.

<Q>: Does that mean that’s really $49 million?

<A>: No, no, that’s $42 million, so exactly the opposite. $42 million less $7.5 million would be the net.

<Q>: And that’s the benefit.

<A>: Correct. Right. So that is netted out, so we’re — and one of the things to think about is, we would have incurred those costs — again, we think we are being conservative in how we evaluated the transaction itself because those are expenses that we would have had on a standalone basis anyway. So, by dinging the transaction for those $7.5 million, we thought that that was a more conservative approach to take.

From a diligence perspective, I think that the — as I mentioned before, can we quantify and can we identify and really understand that what it is that we are going to essentially end up owning in a couple months. And the answer to that question in the case was, absolutely we could. And we did the vast majority of due diligence, especially on the credit card side with internal resources. The businesses that Hudson Valley was in from a loan perspective in the lending businesses matched up very well to everything that we do.

So, commercial real estate in the Greater New York Metro area — check; we are pretty good at that and we have a very large portfolio of commercial real estate in this area. So in-house expertise, more than enough; and really no one better than us to do the diligence from that perspective. And then some of the more diversified asset classes that Hudson Valley have started to deploy capital into from an asset base lending perspective, from an equipment finance perspective — again, those are businesses that we have been in for a very long period of time and have a tremendous amount of experience in.

So everything that they did matched up very well. Lot of the core competencies that we have which allowed us to really do this from using in-house and internal resources that again we think nobody better than us to be able to really go in there and do a real [indiscernible] credit. So we are very, very comfortable with all the work that we have done there and with the marks that we have come — that we have announced.

On the operational diligence perspective, we found Hudson Valley had done a tremendous amount of work in upgrading, really beefing up and making a real investment from a risk management perspective. So, again, very comfortable from both credit and operational perspective that — this was one of the easier due diligences that we’ve got.

On the transaction assumptions, just to quickly wrap up. Again, we’ve talked about all of these already. We did use consensus earning estimates; I would say is the only thing that we haven’t talked about previously. So again, one of the core key things that we always encounter is that we do still have a 9/30 fiscal year end. So when you think about the consensus estimates, we always had to tweak a little bit of those estimates as we did last time when we did the transaction with legacy Sterling.

Other than that, again we’ve talked about most of these. Credit loan, the excess liquidity, the deployment, as I mentioned before we have baked into the — and put into, and gave them credit to the transaction into our accretion — EPS accretion numbers in 2016 the fact that we are going to redeploy this excess liquidity and that we are targeting a 90% to 95% loans to deposits ratio which matches where we are today over the course of the next nine quarters being able to get back to those sorts of target ranges. We are going to start on a pro forma basis from about an 82%

loans to deposits ratio post-close. So plenty of room to — plenty of liquidity to put to work and plenty of room around for us to continue growing the balance sheet.

And wrapping up, last line, again when you think about the five metrics that I talked about from a financially compelling perspective, the transaction’s accretive earnings in the first year, its significantly accretive earnings in the second year, IRR’s as opposed to 20% earn-back on tangible book value of about 1.2 years and slightly above a 1% tangible book value dilution to close. So again, as we — as I talked about, the filters that we use for M&A, this was one where for us — from our perspective, once you went down into the list of eight of nine things that I mentioned, this certainly fit the box from every one of those and made us feel very comfortable that this was the right next step in our evolution of growing the company.

<Jack Kopnisky>: Great. So you guys have been very patient for an hour and a half. So, what questions do you have of us.

<Q>: In the past, Hudson Valley has opened up branches like in Stanford Boulevard in Mount close to the Bronx border. They must have a significant amount of community reinvestment…

<A>: Yes. They do.

<Q>: And if you are going to close seven — merge seven and close three or something, I guess you have to be very cognizant of closing some of these because you have a lot of opposition from the community?

<Jack Kopnisky>: Yeah. So the ones that we have targeted to consolidate, so there are consolidations, not closures, are — none of them are in low to moderate income areas. So that’s actually the first kind of screen on this; are you closing branches in low, moderate income areas? And then the second screen is, are you doing a good job still serving the community? And so we are cognizant of the areas that we would consolidate in, and secondly, developing action plans and frankly good results from a comprehensive community reinvestment program. A number of us have built community reinvestment programs over our career. Hudson Valley has done a great job of that as has Sterling and Provident prior. So we have a solid history of having done good things in the community and we will continue to do those things in the future.

<Q>: They also used to have — and they still, a lot of advisory boards for it; they have financial advisors, they have CPAs…

<A>: Yes.

<Q>: I don’t know if they still have it, but if they do, do you plan to continue with that? It’s kind of unique…

<Jack Kopnisky>: Yeah, they have a business advisory council that are clients and they are — they support the relationship managers with bringing in new business. And for the near future we are going to continue to do that. Frankly, we want to learn more about it and understand how it works. It’s clearly been a benefit and be foolish to just say no to something that upfront without really understanding it. So I think they have been one of the few banks that have been successful in having real deposits develop — deposits and relationships develop though the business advisory council members.

<Q>: As far as moving your corporate headquarters, that’s a very nice building, walking distance to the train station.

<A>: Yeah, we are a long way down that path, so what’s great about it is the train station. So, one of the challenges with our location today is, there is no public transportation and there is a lot of opportunities. So we are working through kind of what units move where and how, but we’ll definitely be utilizing that area.

<Q>: Can you guys talk about the work you did on the costs of exceeding $10 billion, quantifying that and the people and costs and the real impact before the Hudson Valley deal came up. And then in that context, the $7.5 million that includes lost interchange, the FDIC insurance. And so what are you left with net for the real cost of people, technology, DFAS, after those two items are taken out?

<A>: Yeah, so we have been spending a lot of time — as you can imagine that, you know a growing company in the bank sector, we are under probably more scrutiny than others in — and frankly, we have been very clear about our expectation to get over $10 billion. So, a lot of the functions — guess I’d step back a little bit. Remember, most of us come from large organizations that have very comprehensive enterprise risk management functions.

So, as Rodney said, across the kind of eight tiers of enterprise risk we have built a very strong platform. So we started with a good community bank platform at Provident bank, but we’ve significantly increased the investments in enterprise risk over time. Best example of this is a very simple example. We had one wonderful gentlemen that would collect the — when we arrived, collect all the $10,000 and over reports from the branches and that was the extent of the AML/BSA kind of group.

We now have a group of 20 people that were analyzing off of a software program propensity models of cash movement around. So wildly different than wonderful person taking news reports and turning into an analytical function. So we have built very strong competency across that. Secondly, we continue to have to invest. So, you invest in things like finding an outsource vendor that provides DFAS support and creating the competency inside to really understand the data and the information. So that’s not a thing that’s in common in a lot of community banks. You use outside, but you have to have the inside people that can understand and react to those types of things.

So we have a very meticulous plan over a long period of time to get to the competency level. So we’ve tried to do things — it’s a little bit of the Gretzky analogy, go to where the puck is going, rather than to where it is. Relative to your question about the $7.5 million I think that lost revenue and the lost interchange expense and the increased FDIC insurance is about half of that number. The other half is incremental investments in either CapEx expense, or frankly I think we put in there 10 to 15 additional people.

<Q>: You did mention that in you’re looking at the Connecticut target market...

<A>: It’s an opportune market. That would be probably the next extended market that we would look at, but all that said there is a significant amount of opportunity in the existing market. So Fairfield County is very wealthy, very opportunistic, there are no real dominant banks there. So there is a lot of opportunity. So the portfolio — Jim was alluding to, we have a portfolio of teams always at any one time. So it’s kind of like, you have a portfolio of pipeline opportunities with clients.

We have the same thing with teams. And that pipeline activity works through just like a client would in the sense that we evaluate them for two or three months, we map them to the financials that we expect out of them, we analyze them whether they have the behavior and the competency to deliver the results. So we are looking at teams from Fairfield County, but we haven’t pulled the trigger yet on it.

<Q>: Second question, how does your commercial real estate weight in the 40% compared to your peer group, and keep in mind that Hudson, after an FDIC valuation was forced to dislodge a big chunk of their commercial real estate because they were weighted.

<A>: Right.

<Q>: So 40% sounds high to me…

<A>: The regulatory target is 300% of total risk-based capital. It’s actually that metric more than the actual total portfolio.

The thing to think about though is that within that 40% of the commercial real estate you have to segregate it out a little bit more than just that. You know look at what’s owner-occupied, what’s non-owner occupied. When you think about owner-occupied CRE, in many instances, we and — regulators in many instances as well don’t view that as your typical CRE loan. It had — it’s a CRE loan because it is secured by real estate, but there are other sources of repayment that aren’t just the — be income-producing from a property. So 40%, when you think about the — so where will I see Provident?

Three years ago in 2011 we were 65% commercial real estate business and over time through the merger with legacy Sterling plus the businesses that we are investing in today on the commercial side have diversified that to where we are; 45% C&I, 35% CRE and then the remainder into residential and other consumer loans. Over time — so pro forma for the transaction, we are going to be a little bit more heavier-weighted towards commercial real estate than where we want to be.

However, it still, from a, what the regulators look at from a concentration perspective, plenty of room to run in and plenty of room to grow in any of the asset classes, again, when you think about what those are — those proportions are relative to the total risk-based capital of the combined institution. And then over time we will continue invest in the C&I side, especially the next business slides you will continue to see a pie chart that has more C&I loans than commercial real estate. But the commercial real estate, it’s in the DNA of both institutions and will continue to be a significant portion of our loan book going forward, but it’s going to be less than the 40% that you will see pro forma day one after the transaction.

<A>: Yeah, the percentage of total risk-based capital, the regulators kind of feel comfortable to about 400% of risk based capital. When it starts to get to more 500% that’s when kind of the bells go off and say, we have to consider. So, again, one of the great advantages to this balance sheet, the way we have constructed this balance sheet, it’s very diverse. So I view business as kind of like a giant instrument panel that have a bunch of dials and levers.

And one of the great things about this balance sheet is you can pull different levers at different times. So, for example we would want as much U.S. payroll finance as we possibly could, because it’s very high yield, low capital — doesn’t eat a lot of capital and the returns are very, very strong, versus we could do all the multi-family loans, you could fill the whole balance sheet up with multi-family loans and national [indiscernable] loans, you would never want that. So, the rates are low, the concentration risk creates a problem, the credit quality may not be the same credit quality.

So it’s — managing the balance sheet in our view is creating a diverse balance sheet for small and middle market businesses that contrasts with — you know there is a lot of wonderful banks out there that are non-aligned banks that have set their infrastructure and cost structure up as predominantly in one category. That’s great, but we think this model has much more upside in it.

<Q>: Just to follow up on question on the advisory board at Hudson, they also had three verticals they went after for the deposits, the law firms, the municipalities, not-for-profits.

<A>: Right.

<Q>: And so how do you keep that culture within your teams?

<A>: It’s a great question. So this is the beauty of the team. So each our teams are diverse unto themselves; so some of them are more concentrated by industry segment, real estate or industrials or medical, some are concentrated — they are all within a certain geography. Some are frankly concentrated down ethnic lines. Some are concentrated by the referral sources.

So their strategy has a value — strategy of concentrating on certain segments is kind of perfect for us, because they have teams that concentrate on attorneys and professionals, they have teams that concentrate on non-profits, they have teams that concentrate on medical. So they do a great job within those teams of really understanding the value preposition for the types of segments they go after and do a great job of servicing that. So it is very, very similar to the value preposition we would talk about. Again, the world — this strategy starts with a segment focus at the top, but it’s actually a sub-segment focus too. So we are very deliberate about choosing teams that serve certain segments because we realize what value proposition we can create within those segments. Again, you can’t be all things to all people; all teams can’t do all things.

<Q>: I wish to add that I think the chairman of Hudson Valley is coming on the board of Sterling and he has long time relationships with a lot of these customers?

<A>: Yeah.

<Q>: So, question on the efficiency ratio of 50% longer term. Signature obviously operates, you know, mid-30s, so what’s keeping you guys from getting there?

<A>: Mid-30s may be a little difficult because you come from — so the pluses and minuses about Signature’s model is they have paid up for deposits because they haven’t had the retail distribution and they have been very smart about it. But they started from zero and had to pay up for deposits because they had no branch system. So our opportunity is to have the right level of branch low-cost deposits along with more of an allocation of the cost structure into higher margin commercial teams. So getting into the 30s is difficult; getting into the 40s is doable.

We have to think about payroll finance and factoring in some of these other diversified business lines that we have. They’re great, the asset — the nature of the assets that are originated in those is differentiated, it’s a very nice yin and yang relative to what we do in the commercial real estate side, but there is a cost…

There is a people component that comes with those as well. Those are — by their nature they are more credit-sensitive asset classes, so we are always going to have, to the extent that we continue to maintain and we want to maintain this differentiated loan production engine that we’ve created, you are going to have a slightly higher headcount requirement than personnel requirement over time just because they are — it’s not a multi-family loan; you can’t originate a $10 billion portfolio of factoring and payroll finance and other types of assets with 12 people in a back office. It requires a little bit more — more human resources than just a traditional commercial real estate book.

<Q>: Following up on the efficiency ratio, target of around 50% long term, in the near term that’s going to be pretty difficult, right, because that’s a value of 28 branches I think I read in… Yeah, 32 and you’re at 55 and we’re at 79. I know you made progress previously with the acquisition coming up at 65 or 70 to where you are today, but near term that’s going to be difficult, but is it…

<A>: Well, so the Sterling example is the best example that I can give you. Their efficiency ratio was in the 80s and we collectively came down in about a 15-month period to 55%. By the way, the Provident ratio was in the 70s; and again, we came down to 55%. So we have a very, very systematic, fair, ethical way to do that. So we have — again, most of us come from large organizations that have done — this is my 17th acquisition in my career, so we come from large organizations where you end up having a very systematic, fair, equitable process to look at the cost structure, evaluate the organizational structure, look for best practices and then boil down to the right cost infrastructure.

This is a good example too of doing what you say you’re going to do. So we are very meticulous about, if we say we’re going to get to that number, we will get to that number. Yeah, go ahead.

<Q>: [Question Inaudible]

<A>: That’s right, we are asset-sensitive. And frankly, with Hudson Valley it’s actually more asset-sensitive. It’s incrementally more asset-sensitive as we go forward. So the simple part of is more variable rate loans that you have on the books that you can change with short and medium term interest rates, and the more low cost deposits you have that frankly you can hold the rates on, creates the gap between the two. Yes.

<Q>: Questions on page 29 where you show the numbers that weren’t converted. Your earnings per share growth target is slightly lower than the revenue growth target. How is that with the efficiency operating leverage assumptions going through the target?

<A>: So we’ve talked about in the past, there is — everybody does believe that there is going to be eventually a raise in — rising rate environment but in the world — how we are viewing the world today and how we think about the next couple years down the road, we’re not giving ourselves credit for potential pops or increases in NIM that might happen because of function of interest rates. So in the world in which we live in today and where assets are getting priced today, you are going to have a little bit of a lag, so you’re going to have to — you are going to require more balance sheet growth, you’re going to require more earning — rebalancing of earning assets, from loans from securities and for loans to be able to generate the type of growth numbers that we want from a top-line perspective.

Now, this equation absolutely does flip in a world in which instead of pricing commercial real estate loans at 3.5%, you’re pricing them at 4.5%. When is that going to happen? We don’t know, but what we are focused on doing is creating a roadmap and a framework that allows to generate the top-line growth and the earnings revenue growth that we want to deliver on long term regardless of what happens from a pricing perspective.

<Q>: What about the EPS growth and revenue growth gap? What’s the operating leverage? If revenue growing at 10% to 12%, expenses growing at 2% to 4%, so your earnings per share growth should be more than 10% to 12%.

<A>: We said 10% plus. So we’ve given people ranges of 10% to 15%, so the more successful we are about creating — again, as I said at the beginning positive operating leverage where we are able to drive revenue growth and control expenses, we think we can do that. So that’s why we put the plus sign at the end of the 10%.

<A>: So the answer to your question is, can we do better from an EPS growth perspective? Yes, we think we can. So yes, there is — understand that the math and the, how the puzzle works. However, a business that we think that delivers 10% plus growth in EPS over sustained periods of time I think is going to be just — it’s a good target to have.

<Q>: Jack, could you talk a little bit about maybe turn over trends have been in the commercial banking teams? Are they accelerating, decelerating, and kind of what’s driving that?

<A>: People wise?

<Q>: Yes.

<A>: Yeah, so let’s see, we would turn over probably maybe 10% to 15% of the teams, so one out of every ten teams. And again this is as pure a meritocracy as we can create. We actually force-rank the teams; there’s kind of nowhere to hide and as Jim said, in kind of six to 12 months if people aren’t making it, we will exit them — and again, we have a good pipeline of folks that would want to join. The thing that we always have to worry about is, you can’t get too far out there in adding expense because it takes the team a year to break-even and the next year to accrete on this thing.

So there is — if you had unlimited pools of money you could go hire a bunch of teams. But we’re trying to do it in a systematic, organized way. And as we made some of these acquisitions, we have to transition folks to the culture. And there are some people that believe in culture and some people that join, may not. But that’s generally the number.

<Q>: Okay, so that 10% to 15% is fairly consistent with the factor that oftentimes you are going to push out every year.

<A>: Yeah. Absolutely, that’s right.

<Q>: Okay. And just one other follow-up on the team component. And maybe Jim sort of touched on this, but how do your teams, or how do you ensure that the teams — the individuals within the teams are carrying their equal loads?

<A>: What’s great about this is, this is a behavioral model that the leader of the team has more incentive than actually — or equal incentive that we do to make sure that John or Sally are carrying their own weight. So, if they are not, they are taking money out of that person’s pocket. So, the beauty of this type of structure is actually a behavioral model.

It forces certain types of behavior from the team; forces them to stretch as much as they can to get the loan on the yield side; it forces them to self-fund; it forces them to earn their 16% cost of capital overall; it forces them to only put on credits that don’t blow up, and it forces them, to your point, manage the costs like they are the owner.

Because if I am sitting there and my colleague isn’t performing that person is going to see it before Jim or I or Rodney or Luis whatever see the performance; they see it day-to-day, so would enable that person to move forward. So on the questions about why here and why not Signature, this structure, you’re running your business — I mean, it’s part of Sterling, we own the clients and all that stuff, but it — really the people that this attracts have a little bit of a bend of an entrepreneur; they have a little bit more desire to control their own destiny than leave it up to someone else.

<Q>: So every year the bottom, kind of 15% gets pushed. What if they meet their metrics?

<A>: It’s not a Jack Welch, automatically 10% to 15%, it is based on performance. Another differentiator with Signature is, we actually manage to our plan. So, in their model, they just start and they can go on forever and just keep living off of that. We set tiers that you have to hit hurdles on. So I am — we’re not going to set something — we’re setting goals and objectives and we’ll pay out above the goals and objectives. In their model there are no — I’m sure there is goals and objectives, but if they just exist with a big group of business and don’t grow it, it would appear that they are satisfied with that model. This, you have to hit the goal also. So you have to grow, hit the objectives and accrete over a period of time.

<Q>: Okay, I want to get too involved therefore let’s say it’s a big client and you said, you’re satisfied with that and then, they get cut and then, it was business, isn’t that a risk?

<A>: Yeah, so the one myth out there is that, when you hire these teams, that they bring over 100% of their deposits or 100% of their relationships, the reality of this is, they bring over about 20%. So the inverse is true too. So they leave your risk at 20% of that the clients out there. Clients or — are more sticky to the organization than they are necessarily than the team. So that’s the mix.

<Q>: And that, would you be going on a calendar fiscal year, and is there regulatory pressure to do that?

<A>: Yeah, there’s all kinds of reasons to do that. But there is no regulatory pressure. This is a decision that we have talked about for long time and we will do eventually, but we have not yet set a time frame and a framework, again.

<Q>: Do you think your NII is [indiscernible] up 200 with Hudson Valley will go to double-digits? You’re at 8.3 now.

<A>: I think so. So we’re actually working on that now, we’re going to provide some information as soon as we can, post quarter close of year, but when you think about the $750 million, almost $1 billion of excess liquidity from a deposit perspective that they bring and you replace the $1 billion or so for example that we have on day one of each of the advances, yes, you would get a significant increase in the NII.

<Q>: What do you think you’ll have to pay for, the consumer deposits, you might well get those core deposits on a money market checking, what’s the promotion, where have you seen real time in some of your markets across New Jersey, New York?

<A>: Yeah, first — our focus is on that relationship deposit gathering process and we think that there is still a lot of low cost deposit opportunity out there. Second direct answer to your question, they’re paying somewhere around 100 basis points in money market right now, so the promotional rate right now is about a 100 basis points in money market. So it’s up from 25 basis points to 50 basis points, the promotional is about double that.

<Q>: And if you guys got double?

<A>: We are not at that level. The way we do things like that is we do very, very targeted, so we’re not — we’re going to put an ad in the paper and offer 100 basis points. We would do this very selectively and target it for certain tiers and types of clients out there.

<Q>: How are you planning to drive higher non-interest income?

<A>: Yeah, great question. So, first, I don’t like the cyclicality of the mortgage business. We have a good size mortgage business, so we are transforming that to create more continuity in fee income. And the way we are doing that is, we’re moving from in my view, diving for dollars on the mortgage side. So calling on brokers and just getting transactions to move into a team-based approach in the mortgage area. And we have some wonderful folks that are very successful at that approach. We’re trying to — we’re going to build that throughout. So that would be one area.

Second area I think Jim may have mentioned, the cash management system, we’ve had an average cash management product with the movement to fiserve, we have an excellent cash management product and frankly with Hudson Valley, they have excellent cash management opportunity. So for example, there are other real estate management companies that earn more of the properties all over the city and country, we were not able to do concentration balances with them before, we are now. So that would be second example.

And the third area is actually the biggest opportunity, because it’s the most profitable and that’s the accounts receivable management business. So payroll finance, factoring some of the other types of receivable management, there are significant upside and the issue there is, we have a great infrastructure to support that prior — Sterling had been in that business for a long time, our production levels are not where we expect them to be in those areas. And we have good plans and terrific folks that will drive higher levels of performance in that.

And so, those are the three primary areas driven. Probably there is slightly four points on that, I’m not a big believer in the asset management business. We offer investment and wealth management services through LPL, Linsco Private Ledger. In the retail side, that works very well, on the wealth management side, the minimal market side, we are — we need to do better on that. So maybe three and plus one on that, but the first three are the predominant pieces of that.

Again, we do believe that our expectation is to get that number over 20% and we have more levers in fee income than most banks and we look like a regional bank. There are some other things, most of the small commercial finance types of situations are looking at from an acquisition standpoint, low level, small add meaningful up fix in fee income opportunities. So we would not be buying balance sheets, we would be buying fee flows and as we’ve said, we have tons of people coming to us, I don’t know how many we’ve looked at in the last year or so. Great question, thank you. Yes.

<Q>: Is Albany a priority for a target market?

<A>: It’s not a primary expansion opportunity; it’s secondary. So meaning that, those locations are probably two or three years out. So we just wanted to give a flavor for, can you go, take this model to other areas, so Albany as one example, it has become a pretty strong tech area. We’ve looked at having a team that would do that. All that said, we evaluate those areas and those market segment against teams that you could hire in Metro New York and frankly, we met them. One of the great opportunities we have is, you can line them up and decide on which ones you want to go after, because of the greatest bank of buck and more stability to execute. Albany would not be a high one, albeit it would be a moderate or low.

<Q>: [Question Inaudible]

<A>: In this model, we will work in with the second floor kind of private banking like offices. So just as a side line on that, we hub teams in certain locations, so usually put four to five to six teams in a hub location and there is a value in creating that energy, there is some support mechanisms in those areas. But you don’t need a physical branch to do that; you can be in an office building.

<Q>: [Question Inaudible]

<A>: Yeah, yeah, so, we — a couple of things. One, our priority actually has always been in this order. So we believe this model is an organic growth model. We can show you exactly how the math works. Basically you increase productivity every year by 7% to 10% and you add incremental teams that has another kind of 3% to 5% of earnings increase. So first is our priority to looking to teams acquiring teams, frankly in the more efficient use of capital.

Second would be, we do have these businesses that are generally fee oriented that are commercial finance businesses, factoring, pay roll finance, ABL in some regard. There are a number of opportunities to take the platform that has build out and add capacity to sell more. So for example, a lot companies go out and hire ABL team, that’s exactly the opposite of what you should do. The ABL team, it’s really about the back office part of how to manage receivables and things like that. The team is the second part of the hire. We have the first part, very well, we have some of the second part which is the team. So there are a number of commercial finance types of businesses that we are very comfortable with and familiar with that we can take our existing platform and further lever and create that positive operating leverage.

The bank — the third priority is the bank side and I would tell you as Luis said, we have specific criteria. We’ve only looked at Metro New York. It would have to be deposit rich franchises. It would have to be commercial banking oriented; I would not acquire a vast retail bank. I’m not a believer that the branch world will survive that exists with the big branch, consumer banking businesses are top businesses to invest in. They would have to hit our financial requirements along the way. So if you were to think that, funnel whole the opportunities and boil down to that, there is actually only probably three to five fits long-term for someone like us, that would match all the criteria we would have.

We — from a regulatory standpoint, the world has changed quite a bit, we spent a lot of time with the regulators upfront, making sure they knew what we were doing and where we were going. It’s — and we have — they have been very professional about this, very supportive of what we’re doing. But our view is, you probably can only do something even if you wanted to do something on a bank basis one a year at the most. What the regularizes want, probably appropriately so, it did with us, with Sterling, so they want you to acquire, integrate and then they will examine to make sure that you did the right things and you said — did what you said you would do and then you move from there. So for example, when Sterling — we acquired in the end of October beginning of November, we happened to have an exam at the beginning of January.

So this exam takes a couple of months. We had favorable outcome on that and they understood how we were doing and what we were doing and then they’ve had — creating constant upgrades that — updates, so back to your question Matt, a little bit on the regulatory side, we’re already on a sequence where we do quarterly kind of updates and we do, what’s it called? Ad-hoc or what are the — functional reviews, so we have people who are dropping in all time, just like a bank would have $10 billion and over.

So our view is that appropriately so, you have to integrate and effectively demonstrate performance, which we want to do for U.S. investors and we obviously want to do within the context of the regulatory environment. Yeah?

<Q>: [Question Inaudible]

<A>: The geographies that are interesting to me are Metro New York. So I would tell you, the areas that I — again, the closer to the city so, Northern New Jersey would be a wonderful opportunity. More in the city, a little bit out on Long Island, those would be the geographies. The acquisitions, if you went into Philadelphia or Boston, it just disperses. Again, there is just so much opportunity in this area that there is frankly no reason for our long time to go anywhere else.

<Q>: Is that limited on size?

<A>: So, my personal belief has been that the efficient frontier in banking as an investor, so I’m going to walk in your shoes and it’s probably my money too, is in that kind of $10 billion to $30 billion range. I’m not sure what the right upside is. I just know that when you have to manage the bank differently than we’re managing it, where you have to manage it through silos.

So Chase does a great of job of managing a very complex organization, but they manage it by product area versus what we’re here about to do is the horizontals. So a middle market client wants you to bring the bank to them entirely, rather than I’m a client of Chase, I want a commercial real estate loan, you’ve got this group, I want a cash management product, we’ll refer you to cash management folks, and if you want an investment product, I’ll refer you to the investment folks.

Frankly, you have to do it that way, it’s very, very difficult as a large organization to do that. I don’t know whether it’s a $30 billion or $40 billion or $25 billion or when that starts to happen, but the moment that starts to happen is where, this model, when the work is well. This model works really, really well, where you can be sophisticated and nimble.

<Q>: What is your experience with deposit run-off when you consolidate branches?

<A>: Yeah, so the actual experience has been — our actual experience has been better when we estimate it. We estimated a 30% run off on average and we actually were getting about 20%. The reality of the run off though, is there is more small balanced accounts, that run off than large balanced accounts.

So in a completely ideal state, you would want more accounts with large balances, right? So — and you want less accounts with very, very small balances, that forced to pay fees and all that to deserve the service.

<Q>: Do smaller banks benefit because customers believe big banks are more vulnerable to cyber fraud?

<A>: I agree with you, yeah. I have two accounts that large organizations, just in the last week after receiving new cards because their system was hacked. So all that said, the fairness of this is, we have to — I mean, that’s one of the reasons why you’ve to get a certain critical mass, because we do have to invest a lot of money in to things like cyber security and operational risk resources. It’s just that the bad guys have chosen to go after lot of the big banks and there are many different patches to how to protect yourself against that. All that said, we have to be very, very smattering about where we invest our money and again, you can invest on a relative basis and a more efficient basis money at a $10 billion or $15 billion or $20 billion bank size, versus a $2 billion or $3 billion bank size.

<Q>: So you don’t think you can get to a 30% efficiency ratio?

<A>: No, I don’t know the real math on that to quantify that. We still won’t because their infrastructure is set up differently. So cut through that, Signature has been the best performing bank in the last five years. So it’s a great thing to aspire, you don’t know what the rule, the actual math is but I think they are the top five performing banks and I think it’s actually the top performing bank over the last five or seven years. And they’ve set up a smart company. I think we’ve set up a very smart company that gives in our way, diversity of balance sheet, a great earning — ability to create that positive operating leverage to get down to very strong levels of things like efficiency ratios and returns and all that.

But I don’t know enough about the details on their side, don’t know what their sensitivity is versus ours. But our view is — our objective is to be always up in that top-quartile performance in financial institutions. We think, you would reward us better as an investor and we think that both the level of performance and also the consistency of performance matters. Others?

<Q>: [Question Inaudible]

<A>: Yeah, so the math on that the sort of $4.7 billion of loans isn’t all allocated to teams today. So both companies had legacy portfolios and for example, Provident had a $600 million residential mortgage portfolio that is not part of the teams originate today. So the loans at the team level are approximately $3.7 billion today, you divide that by the 21 teams, yet to place for the number that you think of that is 220 yearly probably closer to about $175 million. So there is $25 million of embedded growth on average in the teams. With that said, we have some teams that have $450 million in loans today.

So again, don’t get locked in, it’s sometimes it’s easy to get locked in with what the average math is. So a successful team is one that has on average $200 million in loans and like 50% to 75% loans are deposits to loan ratio. There are teams that we fully expect are going to do much better than that over time. But if we take the 21 teams, $175 million, so another $25 million of growth get to that $200 million on average, that will give you a good indication of what the embedded growth is in the teams that exist today.

Remember too, a lot of these teams, this is a three-year old strategy, a lot of these teams came to the dance already with a date. So they have some amount of portfolio that they have as a result of time both on the Provident side and both on — and the Sterling side and more clearly beyond the Hudson Valley side. So it’s not pure, this is where we’re referring to teams kind of from ground zero to come in without a date, I know it’s a bad analogy.

<<Jack Kopnisky>>

Well, thank you. You guys have been very patient and spent a lot time of with us this morning, we really appreciate your support and following you have lunch out there at 11:30. We do have wine for you, Sterling wine if it arrived. We did not manufacture the wine, this is just we’re not brewing Sterling wine. So we really appreciate it. Thank you so much for your support and questions and each for your time. Thank you.

* * * * * * * * *

Cautionary Statements Regarding Forward-Looking Information

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling Bancorp’s and Hudson Valley Holding Corp.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Sterling Bancorp’s and Hudson Valley Holding Corp.’s reports filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Sterling Bancorp and Hudson Valley Holding Corp. stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Sterling Bancorp and Hudson Valley Holding Corp. businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of Sterling Bancorp’s and Hudson Valley Holding Corp.’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Sterling Bancorp with the SEC may be obtained free of charge at Sterling Bancorp’s website at www.sterlingbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Sterling Bancorp by requesting them in writing to Sterling Bancorp, 400 Rella Boulevard, Montebello, New York 10901 Attention: Investor Relations, or by telephone at (845) 369-8040.

The documents filed by Hudson Valley Holding Corp. with the SEC may be obtained free of charge at Hudson Valley Holding Corp.’s website at www.hudsonvalleybank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hudson Valley Holding Corp. by requesting them in writing to Hudson Valley Holding Corp., c/o Hudson Valley Bank, 21 Scarsdale Road, Yonkers, New York 10707; Attention: Investor Relations, or by telephone at (914) 961-6100.

In connection with the proposed transaction, Sterling Bancorp intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Hudson Valley Holding Corp. and Sterling Bancorp and a prospectus of Sterling Bancorp, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Hudson Valley Holding Corp. and Sterling Bancorp are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Sterling Bancorp or Hudson Valley Holding Corp. by writing to the addresses provided for each company set forth in the paragraphs above.

Sterling Bancorp, Hudson Valley Holding Corp., their directors, executive officers and certain other persons may be deemed participants in the solicitation of proxies from Sterling Bancorp and Hudson Valley Holding

Corp. stockholders in connection with the proposed transaction. Information about the directors and executive officers of Sterling Bancorp and their ownership of Sterling Bancorp common stock is set forth in the definitive proxy statement for Sterling Bancorp’s 2014 annual meeting of stockholders, as previously filed with the SEC on January 10, 2014. Information about the directors and executive officers of Hudson Valley Holding Corp. and their ownership of Hudson Valley Holding Corp. common stock is set forth in the definitive proxy statement for Hudson Valley Holding Corp.’s 2014 annual meeting of stockholders, as previously filed with the SEC on April 9, 2014.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of the registration statement and joint proxy statement/prospectus may be obtained as described in the paragraphs above.